

October 31, 2024

Jonathan Shar
Chief Executive Officer
Barnes & Noble Education, Inc.
120 Mountain View Blvd
Basking Ridge, NJ 07920

      Re: Barnes & Noble Education, Inc.
            Registration Statement on Form S-3
            Filed October 23, 2024
            File No. 333-282791

Dear Jonathan Shar:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Scott Anderegg at 202-551-3342 with any questions.

                     Sincerely,

                     Division of Corporation Finance
                     Office of Trade & Services